UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Global Sources Ltd.
(Name of Issuer)
COMMON SHARES, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)
G39300 10 1
(CUSIP Number)
Joel Simon, Esq.
Paul, Hastings, Janofsky & Walker (Europe) LLP
96 Boulevard Haussmann
75008 Paris
France
+ 33 1 42 99 04 45
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 27, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G39300 10 1	Page	2	of	9

1	NAMES OF REPORTING PERSONS Hung Lay Si Co. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,311,966

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		29,076,387

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	29,076,387

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	65.3% (based on 44,543,330 Common Shares outstanding on August 15, 2009)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	G39300 10 1	Page	3	of	9

1	NAMES OF REPORTING PERSONS Hill Street Trustees Limited, as Trustee of the Quan Gung ‘86 Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Island of Jersey

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,311,966

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		29,076,387

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	29,076,387

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	65.3% (based on 44,543,330 Common Shares outstanding on August 15, 2009)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	G39300 10 1	Page	4	of	9

1	NAMES OF REPORTING PERSONS RBC Trust Company (International) Limited[a]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Island of Jersey

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,311,966

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		29,076,387

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	29,076,387

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	65.3% (based on 44,543,330 Common Shares outstanding on August 15, 2009)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
a RBC Trust Company (International) Limited has been added as a Reporting Person in this Schedule 13D/A (Amendment No. 4) as a result of its having acquired 100% of the equity of Hill Street Trustees Limited, one of the Reporting Persons on the original Schedule 13D. See Item 2 for additional information.

CUSIP No.	G39300 10 1	Page	5	of	9

1	NAMES OF REPORTING PERSONS RBC Holdings (Channel Islands) Limited[a]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Island of Guernsey

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,311,966

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		29,076,387

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	29,076,387

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	65.3% (based on 44,543,330 Common Shares outstanding on August 15, 2009)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
a RBC Holdings (Channel Islands) Limited has been added as a Reporting Person in this Schedule 13D/A (Amendment No. 4) as a result of its wholly-owned subsidiary, RBC Trust Company (International) Limited, having acquired 100% of the equity of Hill Street Trustees Limited, one of the Reporting Persons on the original Schedule 13D. See Item 2 for additional information.

CUSIP No.	G39300 10 1	Page	6	of	9
This Amendment No. 4 to Schedule 13D is filed by the Reporting Persons (as defined below) pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 4 to Schedule 13D amends and supplements:
• Schedule 13D, dated April 20, 2000, as amended by Schedule 13D/A (Amendment No. 1), dated December 8, 2003, by Schedule 13D/A (Amendment No. 2), dated November 18, 2008 and by Schedule 13D/A (Amendment No. 3), dated February 6, 2009, in each case as filed with the Securities and Exchange Commission; except as amended hereby, the Schedule 13D, as amended by Schedule 13D/A (Amendment No. 1), by Schedule 13D/A (Amendment No. 2) and by Schedule 13D/A (Amendment No. 3) remains in effect.
Item 2. Identity and Background.
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
This Statement is filed by Hill Street Trustees Limited, a company organized under the laws of the Island of Jersey (“Hill Street”), by Hung Lay Si Co. Ltd., a company organized under the laws of the Cayman Islands (“Hung Lay Si”) and by direct and indirect parent companies of Hill Street referred to in the penultimate sentence of this paragraph. Each of the foregoing are referred to as a “Reporting Person” and collectively as the “Reporting Persons”. Hill Street is the Trustee of the Quan Gung ‘86 Trust, a trust formed under the laws of the Island of Jersey (the “Trust”), which owns all of the outstanding shares of Hung Lay Si. Hung Lay Si owns Common Shares. Hung Lay Si and Hill Street have the right to acquire certain Common Shares from another shareholder under certain circumstances. See Items 5 and 6. Prior to February 27, 2009, Hill Street was wholly owned by the partners of the Mourant Group, which is a firm based in the Island of Jersey that provides trust administrative services. The ownership of Hill Street changed (the “Change in Trustee Ownership Transaction”) on February 27, 2009 from partners of the Mourant Group to RBC Trust Company (International) Limited, a company organized under the laws of the Island of Jersey (“RBCTCL”), which is wholly owned by RBC Holdings (Channel Islands) Limited, a company organized under the laws of the Island of Guernsey (“RBCHL”).
The directors of Hill Street are: Alan Richard Binnington, Charles Stuart Hornby, Sarajane Kempster, Stephen Romeril, Michael Thomas and Brian Williams.
By virtue of its role as trustee of the Trust, Hill Street has the power to vote and dispose, and each of RBCTCL and RBCHL has the power to direct the voting and the power to direct the disposition, of the shares of Hung Lay Si owned by the Trust. Hung Lay Si has the power to vote and dispose of the Common Shares owned by it. Both Hill Street and Hung Lay Si have the right to acquire certain Common Shares from another shareholder in certain circumstances, including upon an attempted disposition of those Common Shares by that other shareholder, which results in Hill Street and Hung Lay Si having shared dispositive power over those Common Shares and, therefore, being (together with RBCTCL and RBCHL) beneficial owners of those Common Shares. Accordingly, as beneficial owners of Common Shares, the Reporting Persons are hereby filing a joint Schedule 13D, as amended.

CUSIP No.	G39300 10 1	Page	7	of	9
The registered office address of Hung Lay Si is 4th Floor, Century Yard, Cricket Square, Elign Avenue, PO Box 32322, George Town, Grand Cayman, Cayman Islands.
The principal business address of Hill Street is La Motte Chambers, St Helier, Jersey, JE1 1PB, Channel Islands.
The principal business address of RBC Trust Company (International) Limited is La Motte Chambers, St Helier, Jersey, JE1 1PB, Channel Islands.
The principal business address of RBC Holdings (Channel Islands) Limited is Canada Court, Upland Road, St. Peter Port, Guernsey, Channel Islands.
None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 4. Purpose of Transactions.
The purpose of the Change in Trustee Ownership Transaction was to acquire the professional trust and money management business of Hill Street. The purpose of the transactions involving the shares of the Issuer was to reduce our ownership of Common Shares by selling 537,541 Common Shares on the open market during the month of June 2009 at an average price of $6.68 per Common Share (the “Transactions”).
Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) The aggregate percentage of Common Shares reported to be beneficially owned by each Reporting Person is based upon 44,543,330 Common Shares outstanding, which is the total number of Common Shares outstanding on August 15, 2009 as disclosed by the Issuer to us.
As of the close of business on August 15, 2009, Hung Lay Si has direct ownership of 8,311,966 Common Shares, representing approximately 18.7% of the Common Shares outstanding on August 15, 2009 and in respect of which it has voting and dispositive power. These shares are comprised of (i) 16,035,388 Common Shares acquired by Hung Lay Si pursuant to an exchange agreement dated April 14, 2000, minus (ii) 13,667,132 Common Shares sold by Hung Lay Si to Mr. Merle A. Hinrichs on November 27, 2003, plus (iii) 1,206,582 Common Shares acquired from time to time by Hung Lay Si in the open market subsequent to November 27, 2003, plus (iv) 6,000,000 Common Shares acquired by Hung Lay Si in the 2008 Transfer and the 2008 Sale, minus (v) 1,529,832 Common Shares tendered by Hung Lay Si and accepted for payment in the Tender Offer, plus (vi) 804,501 Common

CUSIP No.	G39300 10 1	Page	8	of	9
Shares acquired pursuant to the Issuer’s bonus share distribution of one Common Share for every ten Common Shares held as of February 27, 2009 and minus (vii) 537,541 Common Shares sold pursuant to the Transactions. Hill Street has shared voting and dispositive power with Hung Lay Si with respect to those 8,311,966 Common Shares by virtue of its authority to vote and to dispose of the shares of Hung Lay Si owned by the Trust. As of the close of business on August 15, 2009, Hung Lay Si has shared dispositive power over an additional 20,764,421 Common Shares directly owned by Mr. Hinrichs as of August 15, 2009, comprised of (i) 6,455,278 Common Shares pledged by Mr. Hinrichs to Hung Lay Si, plus (ii) 16,011,057 Common Shares purchased by Mr. Hinrichs from Hung Lay Si, minus (iii) 3,589,589 Common Shares that were tendered by Mr. Hinrichs and accepted for payment in the Tender Offer and plus (iv) 1,887,675 Common Shares acquired pursuant to the Issuer’s bonus share distribution of one Common Share for every ten Common Shares held as of February 27, 2009, representing approximately 46.6% of the Common Shares outstanding on August 15, 2009, by virtue of Hung Lay Si having rights of first refusal under certain circumstances in respect of sales by Mr. Hinrichs of such Common Shares. Hill Street has shared dispositive power with respect to those 20,764,421 Common Shares both by virtue of its authority to vote and to dispose of shares of Hung Lay Si owned by the Trust and by virtue of it having the same rights of first refusal as does Hung Lay Si. See Item 6. The aggregate number of Common Shares of which each of the Reporting Person has beneficial ownership is 29,076,387, representing approximately 65.3% of the Common Shares outstanding on August 15, 2009.
(b) The Reporting Persons have shared power with each other to vote the 8,311,966 Common Shares directly owned by Hung Lay Si reported in this Schedule 13D.
The Reporting Persons have shared dispositive power with each other over the 29,076,387 Common Shares reported in this Schedule 13D.
The Reporting Persons may be deemed to be members of a “group” with Mr. Hinrichs by virtue of having certain rights of first refusal in respect of sales by Mr. Hinrichs of 20,764,421 Common Shares owned by Mr. Hinrichs as of August 15, 2009. See Item 6.
(c) Other than the Transactions, no transaction in the Common Shares of the Reporting Persons was effected during the past sixty days by the Reporting Persons.
(d) Except as described in the penultimate sentence of the second paragraph of Item 3, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares reported in this Schedule 13D.
(e) Not applicable.
Item 7. Material to be Filed as Exhibits.
1. Joint Filing Agreement.

CUSIP No.	G39300 10 1	Page	9	of	9
SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2009	HUNG LAY SI CO. LTD.
	By:	/s/ Alan Richard Binnington
		Name:	Alan Richard Binnington
		Title:	Director

HILL STREET TRUSTEES LIMITED, as trustee of the Quan Gung ‘86 Trust
	By:	/s/ Alan Richard Binnington
		Name:	Alan Richard Binnington
		Title:	Director

	By:	/s/ Steven Romeril
		Name:	Steven Romeril
		Title:	Director

RBC TRUST COMPANY (INTERNATIONAL) LIMITED
	By:	/s/ Graham Heulin
		Name:	Graham Heulin
		Title:	Director

	By:	/s/ Steven Romeril
		Name:	Steven Romeril
		Title:	Director

RBC HOLDINGS (CHANNEL ISLANDS) LIMITED
	By:	/s/ Christopher Blampied
		Name:	Christopher Blampied
		Title:	Director

	By:	/s/ Steven Romeril
		Name:	Steven Romeril
		Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement.